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                                  TENNECO INC.
                                SUPPLEMENT TO THE
                         OFFER TO AMEND CERTAIN OPTIONS
                 THIS OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                  11:59 P.M., EASTERN TIME, ON OCTOBER 23, 2007
                 UNLESS THIS OFFER IS EXTENDED BY TENNECO INC.


         Tenneco Inc. hereby supplements and amends the Offer to Amend Certain Options dated September 25, 2007 (the "Offer to Amend") as follows:


Extension of Offer

         Throughout the Offer to Amend, all references to the expiration date of the offer, which was originally October 22, 2007, are amended to extend the expiration date of the offer until 11:59 p.m., Eastern Time, October 23, 2007. Until that time, if you have previously elected to accept this offer with respect to your eligible options, you may withdraw that election with respect to all of these options.


5. Withdrawal rights and change of election.

         The third paragraph of Section 5 of the Offer to Amend is amended to read, in its entirety, as follows:

         In addition, although we intend to accept all eligible options with respect to which valid elections have been made promptly after the expiration date, if we have not accepted your options by 12:00 a.m. Eastern Time on November 21, 2007, you may withdraw your options at any time thereafter.

9. Source and amount of consideration; terms of amended options.

         The first paragraph of Section 9 of the Offer to Amend is amended to read, in its entirety, as follows:

         We will amend options and make cash payments with respect to the amendment of eligible options with respect to which proper elections have been made and accepted. We anticipate that we will make such payments, as well as paying related fees and expenses, from cash on hand and cash derived from our operations.